Exhibit 99.1

Genmab Announces Net Sales of DARZALEX® (daratumumab) for 2022

Company Announcement

●	Net sales of DARZALEX® in 2022 totaled USD 7,977 million
●	Genmab receives royalties on worldwide net sales from Janssen Biotech, Inc. (Janssen)

COPENHAGEN, Denmark; January 24, 2023 – Genmab A/S (Nasdaq: GMAB) announced today that worldwide net trade sales of DARZALEX® (daratumumab), including sales of the subcutaneous (SC) product (daratumumab and hyaluronidase-fihj, sold under the tradename DARZALEX FASPRO® in the U.S.), as reported by Johnson & Johnson were USD 7,977 million in 2022. Net trade sales were USD 4,210 million in the U.S. and USD 3,767 million in the rest of the world. Genmab receives royalties on the worldwide net sales of DARZALEX, both the intravenous and SC products, under the exclusive worldwide license to Janssen to develop, manufacture and commercialize daratumumab.

About Genmab

Genmab is an international biotechnology company with a core purpose guiding its unstoppable team to strive towards improving the lives of patients through innovative and differentiated antibody therapeutics. For more than 20 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational research and data sciences, which has resulted in a proprietary pipeline including bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. To help develop and deliver novel antibody therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with Knock-Your-Socks-Off (KYSO) antibody medicines.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

Contact:
Marisol Peron, Senior Vice President, Global Communications and Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody® and HexElect®. DARZALEX® and DARZALEX FASPRO® are trademarks of Johnson & Johnson.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 03
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/1
121560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122